UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Sogou Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share
(Title of Class of Securities)

83409V104**
(CUSIP Number)

Tencent Holdings Limited 29/F., Three Pacific Place No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A ordinary shares, par value US$0.001 per share. No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 83409V104

1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 151,557,875 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 151,557,875 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 151,557,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.2% (2)
14.	Type of Reporting Person (See Instructions) CO

_____________________________

(1) Represents Class B ordinary shares of the Issuer held by THL A21 Limited, which is a wholly-owned subsidiary of Tencent Holdings Limited. Each Class B ordinary share of the Issuer is convertible at the option of the holder at any time into one Class A ordinary share of the Issuer.

(2) The percentage is calculated based on 108,833,041 Class A ordinary shares of the Issuer outstanding as of September 29, 2020, according to information provided by the Issuer. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares, such percentage would be 39.1% based on 108,833,041 Class A ordinary shares and 278,757,875 Class B ordinary shares outstanding as of September 29, 2020, according to information provided by the Issuer. The voting power of the Class B ordinary shares beneficially owned by the Reporting Person represents approximately 52.3% of the aggregate voting power of the Issuer.

CUSIP No. 83409V104

1.	Names of Reporting Persons THL A21 Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 151,557,875 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 151,557,875 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 151,557,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.2% (2)
14.	Type of Reporting Person (See Instructions) CO

_____________________________

(1) Represents Class B ordinary shares of the Issuer held by THL A21 Limited. Each Class B ordinary share of the Issuer is convertible at the option of the holder at any time into one Class A ordinary share of the Issuer.

(2) The percentage is calculated based on 108,833,041 Class A ordinary shares of the Issuer outstanding as of September 29, 2020, according to information provided by the Issuer. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares, such percentage would be 39.1% based on 108,833,041 Class A ordinary shares and 278,757,875 Class B ordinary shares outstanding as of September 29, 2020, according to information provided by the Issuer. The voting power of the Class B ordinary shares beneficially owned by the Reporting Person represents approximately 52.3% of the aggregate voting power of the Issuer.

Introduction

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on August 5, 2020 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Statement”) by Tencent Holdings Limited, a Cayman Islands company (“Tencent”), and THL A21 Limited, a British Virgin Islands company and a wholly-owned subsidiary of Tencent (“THL A21”, and together with Tencent, the “Reporting Persons”), in respect of the Class A Ordinary Shares of Sogou Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”). Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 1 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

The Reporting Persons intend to finance the purchase of the Ordinary Shares under the Share Purchase Agreement (as defined in Item 4) and the Merger (as defined in Item 4) with their cash on hand.

The information set forth in Item 4 of this Statement is hereby incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

Merger Agreement

On September 29, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with THL A21, TitanSupernova Limited (“Parent”), a wholly owned subsidiary of THL A21, and, solely for the purposes of Section 9.09, Section 9.10 and Section 9.11 thereof, Tencent Mobility Limited, a wholly owned subsidiary of Tencent. Upon the terms and conditions of the Merger Agreement, Parent will be merged with and into the Issuer in a short-form merger in accordance with Section 233(7) of the Cayman Islands Companies Law, with the Issuer being the surviving company and becoming a wholly-owned subsidiary of THL A21 (the “Merger”).

At the effective time of the Merger, (a) each Class A Ordinary Share and each Class B Ordinary Share issued and outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive US$9.00 per Ordinary Share, and (b) each ADS issued and outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive US$9.00 per ADS (less the ADS cancellation fees payable by holders of ADSs in accordance with the deposit agreement for the ADSs), in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) Ordinary Shares held by Sohu.com (Search) Limited (“Sohu Search”), (ii) Ordinary Shares held by THL A21, Parent, the Issuer or any of their subsidiaries, (iii) Ordinary Shares held by certain trusts for allocation pursuant to certain restricted share awards under the Issuer’s share incentive plans, and (iv) Ordinary Shares (including ADSs corresponding to such Ordinary Shares) held by the ADS depositary and reserved for issuance and allocation pursuant to the Issuer’s share incentive plans.

Consummation of the Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement, including the closing of the transactions contemplated by the Share Purchase Agreement. Because the Merger is a short-form merger, no vote of the shareholders of the Issuer is required to approve the Merger Agreement or the Merger. If the Merger is consummated, the ADSs would be delisted from the New York Stock Exchange, and the Issuer’s obligation to file periodic reports under the Exchange Act would terminate.

Share Purchase Agreement

Concurrently with the execution of the Merger Agreement, Parent, Sohu Search and Sohu.com Limited entered into a Share Purchase Agreement (the “Share Purchase Agreement”). Pursuant to the terms and conditions of the Share Purchase Agreement, Sohu Search will sell 3,717,250 Class A Ordinary Shares and 127,200,000 Class B

Ordinary Shares to Parent at the purchase price of US$9.00 per Ordinary Share. At the closing contemplated by the Share Purchase Agreement, the Class B Ordinary Shares owned by Sohu Search will be converted into Class A Ordinary Shares and Parent will acquire an aggregate of 130,917,250 Class A Ordinary Shares under the Share Purchase Agreement.

Contribution Agreement

Concurrently with the execution of the Merger Agreement, THL A21 and Parent entered into a Contribution Agreement (the “Contribution Agreement”). Pursuant to the terms and conditions of the Contribution Agreement, prior to the effective time of the Merger, THL A21 will contribute all Ordinary Shares owned by it to Parent.

References to the Merger Agreement, the Share Purchase Agreement and the Contribution Agreement in this Statement are qualified in their entirety by reference to the Merger Agreement, the Share Purchase Agreement and the Contribution Agreement, which are attached hereto as Exhibits 6, 7 and 8, respectively, and are incorporated herein by reference in their entirety.

Except as disclosed in this Statement, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

Item 5(a) – (b) of the Original Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

As of the date of this Statement, each Reporting Person beneficially owns and has the sole power to vote or direct the vote, or to dispose or direct the disposition of, 151,557,875 Class B Ordinary Shares, which are directly held by THL A21.

The Class B Ordinary Shares held by the Reporting Persons represent approximately 58.2% of the total outstanding Class A Ordinary Shares, based on a total of 260,390,916 Class A Ordinary Shares outstanding as of September 29, 2020 (which consisted of 108,833,041 Class A Ordinary Shares, according to information provided by the Issuer, plus 151,557,875 Class B Ordinary Shares held by the Reporting Persons (assuming conversion of such Class B Ordinary Shares into Class A Ordinary Shares)).

The Class B Ordinary Shares held by the Reporting Persons represent approximately 39.1% of the total outstanding Ordinary Shares and approximately 52.3% of the total voting power of the Issuer, based on a total of 108,833,041 Class A Ordinary Shares and 278,757,875 Class B Ordinary Shares outstanding as of September 29, 2020, according to information provided by the Issuer.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

Exhibit Number	Description of Exhibits
6	Agreement and Plan of Merger, dated as of September 29, 2020, by and among Sogou Inc., THL A21 Limited, TitanSupernova Limited, and, solely for purposes of Section 9.09, Section 9.10 and Section 9.11 thereof, Tencent Mobility Limited.
7	Share Purchase Agreement, dated as of September 29, 2020, by and among TitanSupernova Limited, Sohu.com (Search) Limited and Sohu.com Limited.
8	Contribution Agreement, dated as of September 29, 2020, by and between THL A21 Limited and TitanSupernova Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2020

TENCENT HOLDINGS LIMITED

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Director

THL A21 LIMITED

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Director